Exhibit 12
PEABODY ENERGY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(IN THOUSANDS)

	Year	Nine Months	Year	Year	Year	Year	Quarter
	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	March 31, 2001	December 31, 2001	December 31, 2002	December 31, 2003	December 31, 2004	December 31, 2005	March 31, 2006
Income (Loss) Before Income Taxes and Minority Interests	$141,869	$(9,628)	$78,804	$(3,181)	$153,071	$426,085	$146,447
Interest Expense	197,686	88,686	102,458	98,540	96,793	102,939	27,400
Interest Portion of Rental Expense	44,303	37,294	53,958	49,762	50,273	46,131	10,649

Adjusted Earnings	$383,858	$116,352	$235,220	$145,121	$300,137	$575,155	$184,496

Interest Expense	$197,686	$88,686	$102,458	$98,540	$96,793	$102,939	$27,400
Interest Portion of Rental Expense	44,303	37,294	53,958	49,762	50,273	46,131	10,649

Adjusted fixed charges	$241,989	$125,980	$156,416	$148,302	$147,066	$149,070	$38,049

Ratio of Earnings to Fixed Charges	1.59	0.92	1.50	0.98	2.04	3.86	4.85